August 22, 2025

Fooi Chen Chai
Chief Executive Officer
Radiant Strategies Corp
No.15, Jalan 17/42, Taman Kok Doh, Segambut 51200
Kuala Lumpur, Malaysia

       Re: Radiant Strategies Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 28, 2025
           File No. 333-288165
Dear Fooi Chen Chai:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed July 28, 2025 Industry Overview, page 7

1. We note your response to prior comment 3. We also note your reference to an article about your industry and the IPRM website. Where you disclose a fact please cite the related reports, articles, or other sources that support your statement. Alternatively, if a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief.
Our Business, page 7

2. We note your amended disclosure in response to prior comment 4 and we reissue it in part. Please revise your disclosure to elaborate further on your current operations and revenue-generating activity. Refer to Item 101(h)(4) of Regulation S-K. August 22, 2025
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Jackson L. Morris